UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 8, 2016

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ____x_____                  Form 40-F      __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Incorporation by reference

The information set forth in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, supplements the information set forth in our Annual Report on Form 20-F for the year ended September 30, 2015 under (i) the heading “Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets” in the section entitled “Risk and risk management — Risk factors — Risks relating to our business” and (ii) paragraph 22.3.2 “Sources of Liquidity — Credit Ratings” in Note 22 to the financial statements, and shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-207931), as such prospectus may be amended or supplemented from time to time.

Standard and Poor’s Revises Australia’s Outlook to Negative with a similar impact on the outlook for the major Australian Banks’ ratings

On July 7, 2016, Standard and Poor’s announced that, as a result of its change to Australia’s sovereign rating outlook, the long-term and short-term issuer rating outlooks for the Australian major banks, including Westpac, were revised to “negative” from “stable”.

Index to Exhibits

Exhibit No.	Description

1	Westpac statement: Standard and Poor’s Revises Australia’s Outlook to Negative with a similar impact on the outlook for the major Australian Banks’ ratings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: July 8, 2016	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and
Secretariat